Exhibit 15.1

August 15, 2022

Yoshitsu Co., Ltd

Harumi Building, 2-5-9 Kotobashi,

Sumida-Ku, Tokyo, 130-0022

Japan

RE:	Consent of the People’s Republic of China Counsel

Dear Sirs/Madams,

We consent to the references to our name under the captions “Item 3. Key Information—D. Risk Factors” in the annual report of Yoshitsu Co., Ltd on Form 20-F for the fiscal year ended March 31, 2022 (the “Annual Report”), which is filed with the U.S. Securities and Exchange Commission (the “SEC”) on the date hereof. We also consent to the filing with the SEC of this consent letter as an exhibit to the Annual Report.

In giving such consent, we do not thereby admit that we fall within the category of the person whose consent is required under Section 7 of the U.S. Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Yours faithfully,

/s/ Finance & Commerce Law Firm of China
Finance & Commerce Law Firm of China